July 31, 2019

Keary L. Colwell
Chief Financial Officer
BayCom Corp
500 Ygnacio Valley Road, Suite 200
Walnut Creek, CA 94596

       Re: BayCom Corp
           Registration Statement on Form S-4
           Filed July 25, 2019
           File No. 333-232830

Dear Ms. Colwell:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Financial
Services
cc:    Dave M. Muchnikoff